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                                                  Suite 2800  1100 Peachtree St.
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                                                      www.KilpatrickStockton.com

                                                        direct dial 404 815 6565
                                                         direct fax 404 541 3196
December 23, 2004                                DFalstad@KilpatrickStockton.com

VIA EDGAR AND UPS OVERNIGHT

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

         RE:  EMAGEON INC.
              Form S-1 filed November 19, 2004
              File No. 333-120621

Dear Ms. Jacobs:

         At the request and on behalf of our client, Emageon Inc. (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 1 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 1"). Amendment No. 1 includes revisions made in response to the comment letter dated December 18, 2004 from the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter, which we do by setting out below each of the Staff's comments (in bold face type) followed by our response. A copy of this letter, along with courtesy copies of Amendment No. 1 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff by courier delivery.

         Unless the context requires otherwise, references to we, our, us, Emageon or the Company in this letter refer to Emageon Inc.


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Barbara C. Jacobs
December 23, 2004
Page 2

GENERAL

1. WE WILL PROCESS YOUR AMENDMENTS WITH PRICE RANGES. SINCE THE PRICE RANGE TRIGGERS A NUMBER OF DISCLOSURE MATTERS, WE WILL NEED SUFFICIENT TIME TO PROCESS THE AMENDMENT WHEN IT IS INCLUDED. PLEASE UNDERSTAND THAT ITS EFFECT ON DISCLOSURE THROUGHOUT THE DOCUMENT MAY CAUSE US TO RAISE ISSUES ON AREAS NOT PREVIOUSLY COMMENTED UPON.

         Response:

         We note the Staff's position on this matter and anticipate including a price range with our second amendment. Please note that for purposes of the analysis referenced in our responses to the Staff's comments 61 and 62, our management has estimated that the mid-point of the offering price range, based on preliminary discussions with representatives of our underwriters, will be approximately $1.30 per share on a pre-split basis, subject to revision when the price range is ultimately determined.

2. WE WILL PROVIDE YOU WITH COMMENTS ON YOUR APPLICATION FOR CONFIDENTIAL TREATMENT OF THE ENTERPRISE AGREEMENT WITH ASCENSION HEALTH UNDER SEPARATE COVER.

         Response:

         We will respond to the Staff's comments to our confidential treatment request under separate cover when received.

INSIDE FRONT COVER

3. YOU DESCRIBE AND DEPICT YOUR SOFTWARE CAPABILITIES ON BOTH THE INSIDE FRONT COVER AS WELL AS THE OUTSIDE BACK COVER PAGES OF THE PROSPECTUS. PLEASE SUPPLEMENTALLY FURNISH US COPIES OF THESE PAGES, SINCE THE TEXT ON THE REPRESENTATIVE X-RAYS, CTS, MRIS, ETC. IS ILLEGIBLE. INFORMATION ON THE INSIDE FRONT COVER PAGE SHOULD COMPLY WITH THE GUIDANCE ON GRAPHICS THAT WE PROVIDED IN SECTION VIII OF OUR MARCH 31, 2001 UPDATE TO OUR CORPORATION FINANCE CURRENT ISSUES OUTLINE. GRAPHICS MUST BE CLEAR ILLUSTRATIONS OF YOUR PRODUCT, WHILE ANY DESCRIPTIVE LANGUAGE MUST BE CONCISE AND FREE OF INDUSTRY JARGON.

         Response:

         We have supplementally enclosed the color pages comprising the inside front cover and the outside back cover as Exhibit A to the version of this response letter sent via overnight courier. We have considered the guidance provided in the March 31, 2001 update to the Current Issues Outline, and we believe the information on the inside front cover satisfies the

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Barbara C. Jacobs
December 23, 2004
Page 3


         Staff's plain English requirements and presents a concise and jargon-free overview of our products.

INFORMATION FOLLOWING TABLE OF CONTENTS

4. BETWEEN THE COVER PAGE AND THE PROSPECTUS SUMMARY YOU MAY ONLY PRESENT INFORMATION THAT MAY BE PROVIDED ON THE INSIDE FRONT COVER UNDER ITEM 502 OF REGULATION S-K. WHILE YOU MAY RETAIN THE PROSPECTUS DELIVERY LEGEND ON THE INSIDE COVER PAGE, PLEASE MOVE THE INDUSTRY DATA PARAGRAPH FROM THE INSIDE FRONT COVER PAGE TO AN APPROPRIATE SECTION OF THE PROSPECTUS SO THAT IT DOES NOT INTERRUPT THE FLOW OF THE INFORMATION REQUIRED BY RULE 421(b).

         Response:

         We have moved the "Industry Data" paragraph to page 3 of the prospectus, immediately following "Corporate Information," where we believe it is logically placed to provide the reader with the information included therein without interrupting the flow of information.

5. WE NOTE YOUR DISCLOSURE UNDER INDUSTRY DATA IN WHICH YOU STATE THAT THE ESTIMATES THAT YOU HAVE INCLUDED WERE PREPARED USING DATA FROM VARIOUS SOURCES USING ASSUMPTIONS AND YOUR KNOWLEDGE OF THE MARKETS. YOU GO ON TO STATE THAT: WHILE YOU TAKE RESPONSIBILITY FOR COMPILING AND EXTRACTING THE DATA, YOU HAVE NOT INDEPENDENTLY VERIFIED THE DATA; AND ANY INTERNAL ESTIMATES HAVE NOT BEEN VERIFIED BY ANY INDEPENDENT SOURCES SO YOU CANNOT ASSURE THEIR ACCURACY. PLEASE REVISE THESE TWO PARAGRAPHS TO REMOVE ANY IMPLICATION THAT POTENTIAL INVESTORS CANNOT RELY UPON THE DATA. INDUSTRY DATA RECEIVES FAIRLY PROMINENT DISCUSSION IN YOUR REGISTRATION STATEMENT, SUCH AS IN SUMMARY AND BUSINESS AND POTENTIAL INVESTORS SHOULD BE ENTITLED TO RELY ON DATA TO THE EXTENT THAT IT IS USED.

         Response:

         The referenced disclosure under the caption "Industry Data" (now appearing on page 3 of the prospectus) has been revised as requested.

SUMMARY

6. REVISE THE INTRODUCTORY PARAGRAPH TO CLARIFY THAT THE SUMMARY PROVIDES AN OVERVIEW OF THE MATERIAL ASPECTS OF YOUR OFFERING. SEE ITEM 503(a) OF REGULATION S-K.

         Response:

         We have deleted from the introductory paragraph the first sentence, which could have been read to imply that the summary did not provide an overview of the material aspects of the

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Barbara C. Jacobs
December 23, 2004
Page 4

         offering. With that deletion, we believe the introductory paragraph properly encourages the prospective investor to read the entire prospectus, without suggesting that the summary may not comply with
         Item 503(a) of Regulation S-K.

7. WE NOTE YOUR REFERENCE TO "INDUSTRY DATA" REGARDING THE NUMBER OF IMAGING PROCEDURES AND SPACE REQUIREMENTS FOR SUCH DATA AS WELL AS TO SUCH GROUPS AS FROST & SULLIVAN, HEALTHCARE FINANCIAL MANAGEMENT ASSOCIATION, IMV AND THE STANDISH GROUP IN THE BUSINESS SECTION. PLEASE PROVIDE US WITH MARKED COPIES OF THE ARTICLES CONTAINING THE DATA YOU CITE. SET FORTH THE DATES OF ALL CITED REPORTS. TELL US WHETHER THE INFORMATION YOU ATTRIBUTE TO THESE SOURCES IS GENERALLY AVAILABLE TO THE PUBLIC WITHOUT CHARGE OR AT A NOMINAL COST AND IF SO, PLEASE TELL US WHERE THE INFORMATION IS AVAILABLE.

         Response:

         Attached as Exhibit B to the version of this response letter sent via overnight courier is (i) a chart detailing, in each case where the Company has relied on industry data, the source of such information and how such information may be obtained by the public, and (ii) marked copies of the articles and reports containing the data cited. We have revised the disclosure in Amendment No. 1 to reflect the dates of all cited reports and, in some instances, to update or correct the referenced data.

8. BRIEFLY EXPLAIN PICTURE ARCHIVE AND COMMUNICATION SYSTEMS (PACS) AND DIGITAL IMAGING AND COMMUNICATIONS IN MEDICINE FRAMEWORK (DICOM). IN YOUR BUSINESS SECTION, PLEASE DEFINE HEALTH LEVE1 7. WE NOTE YOUR DISCUSSION IN BUSINESS REGARDING THESE TERMS.

         Response:

         In our revisions on page 2 of the prospectus, we have briefly explained PACS the first time it is referenced and added additional descriptive information to our first use of DICOM. In our business section on page 45, we further define Health Level 7 (HL7).

9. WE NOTE YOUR LIST OF REPRESENTATIVE CUSTOMERS IN THE SUMMARY AND BUSINESS SECTIONS. WE PRESUME THAT THE COMPANIES LISTED ARE CURRENT CUSTOMERS. DISCLOSE THE CRITERIA YOU USED IN SELECTING THE CUSTOMERS YOU IDENTIFIED BY NAME. IS THERE A MINIMUM DOLLAR VALUE OF SALES YOU MADE TO THE COMPANIES YOU LIST, FOR EXAMPLE?

         Response:

         The hospital networks listed on pages 1, 41 and 54 are the multi-facility health care providers with ten (10) or more facilities that are our current customers and from whom we

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Barbara C. Jacobs
December 23, 2004
Page 5

         were able to obtain consent to the use of their name in our prospectus. We have revised our disclosure on page 54 to avoid referring to these customers as "representative" customers because they are representative of our largest customers, but may not necessarily be viewed as representative of our customer base as a whole.

RISK FACTORS

10. MANY OF YOUR RISK FACTORS RELY ON GENERIC CONCLUSIONS REGARDING THE IMPACT THE RISKS YOU CITE MAY HAVE ON YOUR BUSINESS. MANY OF YOUR HEADINGS CONTAIN IDENTICAL LANGUAGE I.E., THAT THE RISK MAY "ADVERSELY AFFECT OUR BUSINESS," "ADVERSELY AFFECT OUR ABILITY TO GROW OUR BUSINESS," "ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION," "HAVE ADVERSE FINANCIAL CONSEQUENCES," OR "NEGATIVELY AFFECT OUR BUSINESS." OTHER RISK FACTOR HEADINGS FAIL TO IDENTIFY ANY RISKS. PLEASE REVISE THIS LANGUAGE WITH SPECIFIC DISCLOSURE REGARDING THE EFFECT EACH RISK CITED MAY HAVE ON THE COMPANY OR INDUSTRY.

         Response:

         We have reviewed each of our risk factors and headings and have revised them, as appropriate, to address the Staff's comments.

11. WE NOTE YOUR RISK FACTOR DISCUSSION ON DEPENDENCY ON HIGHLY SPECIALIZED PERSONNEL, SUCH AS THOSE IN TECHNICAL AND SALES POSITIONS. WOULD MR. GEHRING AS CHIEF TECHNOLOGY OFFICER BE COVERED BY THIS DISCLOSURE? CONSIDER ADDING A RISK FACTOR ADDRESSING YOUR RELIANCE ON EXECUTIVE MANAGEMENT, SUCH AS MESSRS. JETT, SILVA-CRAIG, PITTMAN OR GARTMAN. WE NOTE THAT YOU HAVE FILED EMPLOYMENT AGREEMENTS FOR ALL FIVE OF THESE EXECUTIVE OFFICERS.

         Response:

         We have added a risk factor with respect to our senior executive management which reflects our dependence on Mr. Gehring and other members of senior executive management.

12. ADVISE OF THE CONSIDERATION GIVEN TO ADDING RISK FACTOR DISCLOSURE REGARDING YOUR DECISION TO MOVE FROM TERM LICENSES TO PERPETUAL LICENSES. WON'T THIS DECISION AFFECT REVENUE PREDICTABILITY?

         Response:

         As noted in our MD&A, we shifted our business model from term licenses to perpetual licenses in 2002. In light of the time that has passed since this occurred, we believe that any material effects of this shift have generally been reflected in our financial statements

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Barbara C. Jacobs
December 23, 2004
Page 6

         and the related disclosure in MD&A. Accordingly, we believe that the change in license type is not, in and of itself, a risk that should be disclosed to investors. Rather, we believe that the potential effect on revenue predictability of our reliance on perpetual licenses is addressed adequately in the risk factor titled "Our operating results may fluctuate..." on pages 7 and 8 of the prospectus, which discloses the key reasons our revenue may fluctuate, including reasons associated with the timing of revenue.

13. WE NOTE YOUR BRIEF DISCUSSION ON PAGE 8 REGARDING THE GROWTH IN YOUR CONTRACTED BACKLOG, WHICH AT THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 STOOD AT $117.6 MILLION UP FROM $63.5 MILLION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003. ADVISE OF THE CONSIDERATION GIVEN TO SEPARATE RISK FACTOR DISCLOSURE REGARDING YOUR CONTRACTED BACKLOG. IN THIS REGARD, IT WOULD BE HELPFUL TO FIRST DEFINE THE TERM (I.E., AGGREGATE DOLLAR VALUE OF UNRECOGNIZED REVENUE FROM ALL EXECUTED CONTRACTS AT A GIVEN POINT IN TIME), WHAT THIS REPRESENTS TO EMAGEON, AND WHETHER THERE ARE ANY MATERIAL RISKS THAT POTENTIAL INVESTORS SHOULD CONSIDER.

         Response:

         We have considered whether there are particular risks associated with our contracted backlog that would warrant additional risk factor disclosure. We have revised the "Our failure to manage growth..." risk factor on page 8 of the prospectus to address the risk that our failure to meet performance standards might permit customers to terminate their contracts under certain circumstances, and we believe the revised "The loss of Ascension Health or future major customers..." risk factor properly discloses the risk associated with the significance of Ascension Health within our contracted backlog. Particularly in light of the fact that our backlog represents contracted obligations, and not cancelable orders, we do not believe there are additional risks associated with our backlog that would warrant additional risk factor disclosure.

THE LOSS OF ONE OR MORE MAJOR CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT
.... PAGE 9

14. PLEASE TAILOR THE SUBHEADING SO THAT IT SPEAKS SPECIFICALLY TO YOUR PRESENT DEPENDENCE ON ASCENSION HEALTH, WHICH ACCOUNTS FOR 35% OF YOUR TOTAL REVENUES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004. TO THE EXTENT THAT YOU ARE CURRENTLY DEPENDENT ON CUSTOMERS OTHER THAN ASCENSION HEALTH, THEY SHOULD BE IDENTIFIED HERE AND DISCUSSED IN THE BUSINESS SECTION AND IN MD&A AS APPROPRIATE.

         Response:

         We have modified this risk factor to disclose more clearly our reliance on Ascension Health, rather than just major customers in general. Please note that in the referenced disclosure we have not disclosed the percentage of our historical revenue represented by

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Barbara C. Jacobs
December 23, 2004
Page 7

         Ascension Health, but instead have disclosed that Ascension Health represented 37.6% of our contracted backlog, which we consider to be a better indication of our reliance on Ascension Health going forward. Our largest customers tend to change from year to year as we complete installations at major customer sites. As a result, we consider the percentage of our contracted backlog represented by particular customers to be the most meaningful way to identify customer relationships which, if lost, would have a material adverse effect on us on a forward-looking basis. None of our other customers currently represent more than 10% of our contracted backlog or are otherwise material. Accordingly, in risk factors, business and MD&A we only discuss Ascension Health for purposes of compliance with Item S-K 101(c)(vii) of Regulation S-K and providing meaningful disclosure to potential investors.

CHANGES IN OUR THIRD PARTY RESELLING ARRANGEMENTS MAY AFFECT OUR REVENUES
....PAGE 9


15. ADDRESS YOUR RELIANCE ON THIRD-PARTY COMPONENTS, INCLUDING WHETHER YOU HAVE ANY MATERIAL AGREEMENTS RELATING TO SUCH COMPONENTS WITH IBM, EMC CORPORATION AND EASTMAN KODAK. AS PART OF THIS DISCUSSION, ADDRESS YOUR STATEMENT ON PAGE 53 THAT YOU BELIEVE, IN MOST CASES, THERE ARE ALTERNATIVE VENDORS FROM WHOM YOU COULD OBTAIN ANY NECESSARY LICENSES FOR SOFTWARE, HARDWARE AND THE LIKE. TO THE EXTENT THAT YOU HAVE ANY MATERIAL AGREEMENTS, PLEASE ADVISE OF THE CONSIDERATION GIVEN TO THE EXHIBIT FILING REQUIREMENTS OF ITEM 601(b)(10) OF REGULATION S-K.

         Response:

         We are party to ordinary course arrangements with third-party component hardware providers such as IBM, EMC Corporation and Eastman Kodak as well as third-party component software providers such as Oracle Corporation. Our agreements with these hardware and software vendors are contracts entered into in the ordinary course of business and are not material under the provisions of Item 601(b)(10)(ii) and accordingly have not been filed as exhibits to the registration statement. Even though these are ordinary course contracts and replacement vendors may be available, as stated in this risk factor and elsewhere in our prospectus we believe that providing the third-party components as part of our solution increases our ability to implement and support our solution efficiently and maximize our customers' return on investment. As a result, although we expect that we could address any disruption that may be caused by the loss of our relationship with any of our current third party vendors, we believe the referenced risk factor disclosure is appropriate.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS . . . PAGE 13.

16. YOU STATE THAT YOU RELY ON PATENT PROTECTIONS TO PROTECT YOUR PROPRIETARY TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY RIGHTS. REVISE THE FIRST SENTENCE TO CLARIFY THAT YOU

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Barbara C. Jacobs
December 23, 2004
Page 8

         HAVE FILED PATENT APPLICATIONS TO PROTECT ASPECTS OF YOUR SOFTWARE TECHNOLOGY BUT THAT NO PATENTS HAVE BEEN ISSUED TO DATE.

         Response:

         We have revised this risk factor to delete the reference to reliance on patent protection from the first sentence of the referenced risk factor and have added clarifying language to page 13 of the prospectus concerning the status of our patent applications.

USE OF PROCEEDS

17. YOU STATE ON PAGE 18 THAT, OTHER THAN THE $4 MILLION TO REPAY BORROWINGS, YOU EXPECT TO USE THE PROCEEDS FOR "GENERAL CORPORATE PURPOSES, INCLUDING WORKING CAPITAL, RESEARCH AND DEVELOPMENT, SALES AND MARKETING AND CAPITAL EXPENDITURES." IT APPEARS FROM THE REST OF YOUR PROSPECTUS DISCLOSURE THAT AN INVESTOR COULD REASONABLY ASSUME YOU HAVE PERFORMED STUDIES AND MADE PRELIMINARY DECISIONS WITH RESPECT TO THE BEST USE OF CAPITAL RESOURCES. FOR EXAMPLE, ON PAGES 3, 7, 28 AND 33 YOU STATE THAT YOU EXPECT TO INCREASE EXPENSES SIGNIFICANTLY IN THE AREAS OF SALES, MARKETING, AND/OR RESEARCH AND DEVELOPMENT AND ON PAGE 8 THAT YOU MAY USE A PORTION OF THE PROCEEDS OF THIS OFFERING TO EXPAND YOUR PRODUCT OFFERINGS.

         IF YOU HAVE MADE PRELIMINARY DECISIONS ABOUT YOUR FUTURE GROWTH POTENTIAL AND APPROPRIATE RESOURCE ALLOCATION, STATE THE APPROXIMATE AMOUNT TO BE USED FOR EACH PURPOSE AND REVISE MANAGEMENT'S DISCUSSION TO PROVIDE A BRIEF OUTLINE OF THESE PLANS, INCLUDING THE LIKELY PRIORITY OF, AND CONTINGENCIES AFFECTING, SUCH PLANS.

         Response:

         While we expect expenses in various categories to increase as we grow and execute our business strategy, we have made no decisions--preliminary or otherwise--with respect to the allocation of the anticipated proceeds of the offering among the potential uses of proceeds disclosed in the prospectus or the approximate amounts to be expended in any particular area. However, if any such decisions are reached prior to the effective date of the registration statement we will update the "Use of Proceeds" discussion in the prospectus as suggested by the comment.

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Barbara C. Jacobs
December 23, 2004
Page 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

18. WHERE YOU DISCUSS BACKLOG, REVISE TO QUANTIFY THE AMOUNT OF BACKLOG YOU WILL RECOGNIZE IN PERIODS BEYOND FISCAL YEAR 2005.

         Response:

         We have modified the disclosure on page 26 of MD&A as requested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

REVENUE RECOGNITION AND DEFERRED REVENUE

19. YOU STATE THAT YOU SELL SOFTWARE UNDER PERPETUAL AND TERM LICENSES BASED ON A FIXED NUMBER OF USERS AND/OR ESTIMATES OF ANNUAL STUDY VOLUMES. CONFIRM TO US THAT IN THESE ARRANGEMENTS THE LICENSE FEE IS SET AT THE EXECUTION OF THE CONTRACT AND IS NOT A FUNCTION OF THE NUMBER OF COPIES OR VOLUME ULTIMATELY DELIVERED OR USED BY THE CUSTOMER. SEE PARAGRAPHS 21 AND 26 OF SOP 97-2.

         Response:

         Our software licensing fees are based on either of two variables: 1) an estimate of annual study volumes or 2) a fixed number of users. In each situation, the fee is fixed and set upon the execution of the agreement. For software license fees based on estimates of annual study volumes, we validate the customer's estimate of annual study volumes, and the software license fee is calculated based on these volumes. This fee is set at the execution of the contract and is not subject to change based on actual study volumes. If a customer purchases or otherwise adds a hospital or location for which it did not otherwise have a right to use our software under the original contract, we may charge additional software license fees. The software license fee in this type of license arrangement is fixed and determinable upon execution of the contract. For software licenses based on a fixed number of users, the number of users is fixed in the contract and represents the number of licenses to be delivered to the specific customer; therefore the software license fee in this type of license arrangement is fixed and determinable upon execution of the contract. We do not recognize any revenue until delivery is completed for all licenses in a contract; therefore there is no early recognition of revenue related to this type of software license.

20. DESCRIBE IN GREATER DETAIL THE TYPES OF SPECIFIED UPGRADES GRANTED TO CUSTOMERS. ALSO, DISCLOSE HOW YOU ESTABLISH VSOE FOR THOSE UPGRADES.

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Barbara C. Jacobs
December 23, 2004
Page 10

         Response:

         We have modified the "Delivery has occurred" bullet on page 30 to provide the additional information that the Staff has requested.

21. SUPPLEMENTALLY EXPLAIN WHY IT IS APPROPRIATE FOR YOU TO RECORD REVENUE FROM THE SALE OF THIRD PARTY COMPONENTS ON A GROSS BASIS, PARTICULARLY IN THE CIRCUMSTANCES WHERE YOU ARE NOT RESPONSIBLE FOR INSTALLATION. HELP US UNDERSTAND THE ARRANGEMENTS YOU AND YOUR CUSTOMERS HAVE WITH YOUR THIRD PARTY SUPPLIERS AND EXPLAIN WHY YOU BELIEVE YOUR REVENUE RECOGNITION IS APPROPRIATE. ADDRESS THE CRITERIA IN EITF 99-19 TO SUPPORT YOUR ACCOUNTING.

         Response:

         As a part of our solution, we provide customers with third-party components. We sell these components to our customers on a transactional basis and recognize the amount of the sale as revenue and the cost to us of the components as cost of revenue; therefore we are using the "gross" method to record these transactions.

         We address the following factors present in EITF 99-19 as follows:

         1. Whether we act as principal in the transaction -

              We contract with our customers for certain third-party components related to our solution. We are solely responsible for ordering and having these third-party components delivered to the customer. This occurs regardless of whether we are responsible for installation.

              We believe that this factor is an indication that the gross method is appropriate.

         2. Whether we take title to the components -

              We take title to the third-party components (generally FOB shipping point) and, until accepted by the customer, we retain title. Once the third-party components are accepted, the title is passed to the customer. In instances where we are not responsible for installing third-party components, the title is passed upon acceptance of delivery. In both circumstances, we do take title to the third-party components.

              We believe that this factor is an indication that the gross method is appropriate.

         3. Whether we have risks and rewards of ownership (risk of loss for collection, delivery or returns) -

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Barbara C. Jacobs
December 23, 2004
Page 11

              We are responsible for paying the vendor for the third-party components and collecting our fees from our customer regardless of whether we are responsible for installation. In a majority of our vendor contracts, we are responsible for the third-party components FOB shipping point.

              We believe that this factor is an indication that the gross method is appropriate.

         4. Whether we act as an agent or broker with compensation on a commission or fee basis -

              We do not act as an agent in these transactions. We are in direct privity with our vendors and purchases of third-party components are completed using purchase orders between us and them. We, in turn, arrange for direct delivery to the customer site and notify the vendor of our acceptance using our own acceptance criteria in order to obtain acceptance from the customer.

              We believe that this factor is an indication that the gross method is appropriate.

         Indicators of Gross Revenue Reporting

         1. Primary obligor in the arrangement -

              We contract with customers and, separately, contract with vendors to purchase third-party components. From the time the vendor accepts our purchase order, we are the sole obligor with respect to our purchases from such vendor. It is our overall responsibility to make the system work.

              We believe that this factor is an indication that the gross method is appropriate.

         2. General inventory risk -

              We do not hold inventory. Since our third-party component sales are transactional sales and the third-party components that we provide as a part of our system are readily available with relatively short lead times, we normally order third-party components associated with a contract after that contract is executed.

              We believe that this factor is an indication that the net method is appropriate.

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Barbara C. Jacobs
December 23, 2004
Page 12

         3. Latitude in establishing price -

              We are responsible for establishing the price to our customers.

              We believe that this factor is an indication that the gross method is appropriate.

         4. Changes the product or performs part of the service -

              We integrate a majority of the third-party components that we purchase into one integrated solution. Before shipping to the customer, our external systems integrator installs our software on the applicable third-party components and manufactures our system. This integrated system is then shipped to the customer site to be installed and integrated with other aspects of our solution. Our implementation project managers also are responsible for installing the solution at the customer site.

              We believe that this factor is an indication that the gross method is appropriate.

         5. Discretion in supplier selection -

              We have a variety of suppliers. We primarily buy IBM equipment, but we can also purchase from other vendors including HP, EMC, Net App, etc. Customers can also request a specific manufacturer's equipment.

              We believe that this factor is an indication that the gross method is appropriate.

         6. Involved in the determination of product or service specifications -

              We determine the specifications for each configuration based on the customer's needs. We then provide specifications to the customer related to minimum third-party component needs if they are purchasing other third-party components themselves.

              We believe that this factor is an indication that the gross method is appropriate.

         7. Physical loss inventory risk -

              We have inventory risk until the customer accepts the third-party components.

              We believe that this factor is an indication that the gross method is appropriate.

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Barbara C. Jacobs
December 23, 2004
Page 13

         8. Credit risk -

              We are liable to our vendors for third-party components that we purchase related to customer contracts even if we do not receive payment from our customers.

              We believe that this factor is an indication that the gross method is appropriate.

         Indicators of Net Revenue Reporting

         1. Supplier is the primarily obligor in the arrangement -

              In our sales, the supplier has no contact or contractual relationship with customer.

              We believe that this factor is an indication that the gross method is appropriate.

         2. Amount the company earns is fixed -

              We are responsible for establishing the price of third-party components to our customers. We are not bound by strict pricing guidelines by our vendors.

              We believe that this factor is an indication that the gross method is appropriate.

         3. Supplier has credit risk -

              We are liable to our vendors for third-party components that we purchase related to customer contracts even if we do not receive payment from our customers; therefore our suppliers do not have credit risk.

              We believe that this factor is an indication that the gross method is appropriate.

         Based on the information above and our conclusion in each area, we believe that we are properly using "gross" reporting for our third party hardware and software sales regardless of whether we are responsible for installation.

22. DISCLOSE AND SUPPLEMENTALLY PROVIDE US WITH A DESCRIPTION OF ANY GUARANTEE ASSOCIATED WITH YOUR PRODUCTS.

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Barbara C. Jacobs
December 23, 2004
Page 14

         Response:

         We enclose a copy of the guarantees that are a part of our standard contracts as Exhibit C to the version of this letter delivered overnight. We have added disclosure on page 52 of the prospectus regarding such guarantee provisions.

         We have also added additional disclosure on pages 31 and 32 of MD&A regarding our accounting policy in connection with our warranties and the guarantees.

23. EXPAND YOUR DISCUSSION OF DEFERRED REVENUE TO DISCUSS THE REASONS FOR THE SIGNIFICANT INCREASE DURING THE NINE-MONTHS ENDED SEPTEMBER 30, 2003. QUANTIFY THE DEFERRED AMOUNTS ASSOCIATED WITH THE NATURE OF SERVICES TO BE PERFORMED (I.E., SUPPORT SERVICES, UP-FRONT SERVICES, IMPLEMENTATION, ETC.).

         Response:

         We have expanded the discussion of deferred revenue on page 32 of the prospectus to discuss the reasons for the increase noted in the comment and to quantify the deferred amounts associated with the nature of services to be performed.

RESULTS IN OPERATIONS

24. PART B OF SEC RELEASE 33-8350, COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, STATES THAT THE PURPOSE OF MD&A IS TO PROVIDE READERS INFORMATION NECESSARY TO AN UNDERSTANDING OF A COMPANY'S FINANCIAL CONDITION, CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE MD&A REQUIREMENTS ARE INTENDED TO SATISFY THREE PRINCIPAL
         OBJECTIVES:

         o TO PROVIDE A NARRATIVE EXPLANATION OF A COMPANY'S FINANCIAL STATEMENTS THAT ENABLES INVESTORS TO SEE THE COMPANY THROUGH THE EYES OF MANAGEMENT;

         o TO ENHANCE THE OVERALL FINANCIAL DISCLOSURE AND PROVIDE THE CONTEXT WITHIN WHICH FINANCIAL INFORMATION SHOULD BE ANALYZED; AND

         o TO PROVIDE INFORMATION ABOUT THE QUALITY OF, AND POTENTIAL VARIABILITY OF, A COMPANY'S EARNINGS AND CASH FLOW, SO THAT INVESTORS CAN ASCERTAIN THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE.

         REVISE YOUR MD&A DISCLOSURES TO AVOID THE MERE RECITATION OF THE FINANCIAL STATEMENTS IN NARRATIVE FORM. ALTHOUGH QUANTIFICATION OF THE CHANGES IN RESULTS OF OPERATIONS IS IMPORTANT, MD&A SHOULD BE REVISED TO PLACE AN EMPHASIS ON ANALYSIS OF FINANCIAL INFORMATION. THAT ANALYSIS SHOULD INCLUDE INFORMATION SUCH AS KNOWN MATERIAL TRENDS

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Barbara C. Jacobs
December 23, 2004
Page 15

         AND UNCERTAINTIES, KEY PERFORMANCE INDICATORS, INCLUDING NON-FINANCIAL INDICATORS; LIQUIDITY AND CAPITAL RESOURCES, AND CRITICAL ACCOUNTING ESTIMATES.

         Response:

         We have revised MD&A to respond to the Staff's comment and in light of the referenced release.

25. IN YOUR DISCUSSION OF THE RESULTS OF OPERATIONS, YOU REFER TO VARIOUS FACTORS THAT HAVE IMPACTED RESULTS WITHOUT QUANTIFYING THE IMPACT OF EACH FACTOR. REVISE TO QUANTIFY THE AMOUNT OF CHANGE THAT WAS CONTRIBUTED BY EACH OF THE FACTORS THAT YOU HAVE IDENTIFIED. FOR EXAMPLE, YOU DISCLOSE ON PAGE 32 THAT THE INCREASE IN REVENUE WAS ATTRIBUTABLE TO AN INCREASE IN THE NUMBER AND SIZE OF NEW CUSTOMER INSTALLATIONS AS WELL AS MORE SYSTEM INSTALLATIONS BEING PERPETUAL LICENSES RATHER THAN TERM LICENSES. YOUR DISCLOSURE SHOULD BE REVISED TO QUANTIFY THE CHANGE IN THE NUMBER AND SIZE OF SYSTEM INSTALLATIONS AS WELL AS THE CHANGE IN THE MIX BETWEEN PERPETUAL AND TERM LICENSES.

         Response:

         In response to the Staff's comment, we have revised our MD&A disclosure, including the referenced portions on pages 33 and 34 to better quantify the impact of various factors cited in our results of operations.

26. WHERE YOU EXPLAIN THE REASONS FOR THE INCREASE IN REVENUES, YOU INDICATE A PORTION OF THE INCREASE WAS ATTRIBUTABLE TO A SHIFT IN YOUR SALES FROM PRIMARILY TERM LICENSES TO PRIMARILY PERPETUAL LICENSES. TELL US SUPPLEMENTALLY AND REVISE TO CLARIFY THE BUSINESS REASONS FOR THIS SHIFT IN LICENSE ARRANGEMENTS. ALSO, REVISE TO CLARIFY HOW MUCH OF THE INCREASE IN REVENUES IS DUE TO INCREASE IN VOLUME OF LICENSES COMPARED TO PRIOR PERIODS. REVISE YOUR DISCLOSURES TO CLARIFY AND QUANTIFY HOW MUCH OF THE INCREASE IN REVENUES IS ATTRIBUTABLE TO AN INCREASE IN YOUR BUSINESS VERSUS A RESULT OF APPLYING A DIFFERENT ACCOUNTING MODEL TO A DIFFERENT TYPE OF LICENSE.

         Response:

         We have revised MD&A on pages 35 and 36 to clarify the reasons for our shift from term licenses to primarily perpetual licenses. There were two primary reasons for the shift to perpetual license arrangements from term license arrangements: 1) increased demands from customers and prospects to offer a perpetual license model and 2) improved cash flow. We believe that the customer and prospect requests for a perpetual license model resulted from the fact that most of these health care providers had capital budgets in which money had been allocated to purchasing an advanced visualization and image management system as a result of the anticipated cost of these implementations. Many of our customers have

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Barbara C. Jacobs
December 23, 2004
Page 16

         concluded that a capital purchase of a perpetual license is, in the long run, a more economical way to acquire an enterprise software solution. We also moved to a perpetual license model to improve our cash flow, as more of the total system cost is paid by the customer in the first year of the contractual relationship in this type of licensing arrangement.

27. WITH RESPECT TO THE MIX BETWEEN PERPETUAL AND TERM LICENSES, YOUR DISCUSSION ON PAGE 26 INDICATES THAT IN 2003 AND THE FIRST THREE QUARTERS OF 2004, THE MAJORITY OF YOUR CUSTOMERS PURCHASED PERPETUAL LICENSES AND THAT YOU EXPECT THIS TREND TO CONTINUE. HERE, OR ELSEWHERE AS APPROPRIATE, ELABORATE ON THIS TREND AND WHAT IT MEANS TO EMAGEON AND POTENTIAL INVESTORS, INCLUDING THE EFFECT ON RELIABILITY OF FUTURE REVENUE.

         Response:

         We have modified the disclosure on page 27 of MD&A to address the Staff's comment.

28. WE NOTE YOUR DISCLOSURE ON PAGE 33 OF THE AGGRESSIVE SALES COMMISSION PLANS THAT WERE IN PLACE IN PRIOR PERIODS AND THE CHANGES TO BE MORE REFLECTIVE OF REVENUE RECOGNIZED DURING THE PERIOD. WE FURTHER NOTE YOUR POLICY REGARDING SALES COMMISSIONS ON PAGE F-11 THAT INDICATES THAT YOU RECORD THE COMMISSION EXPENSE WHEN THE LIABILITY IS INCURRED REGARDLESS OF WHETHER YOU HAVE RECOGNIZED THE ASSOCIATED REVENUES. HELP US UNDERSTAND HOW THE CHANGE "TO BE MORE REFLECTIVE OF REVENUE RECOGNIZED" IS CONSISTENT WITH YOUR STATED POLICY. SUPPLEMENTALLY DESCRIBE TO US YOUR SALES COMMISSION PLANS, BOTH BEFORE AND AFTER THE RECENT CHANGES. SUPPLEMENTALLY EXPLAIN THE NATURE OF THE SERVICES YOUR EMPLOYEES ARE BEING COMPENSATED FOR AND THE PERIOD IN WHICH THEY EARN THE COMMISSION. ADDRESS WHETHER THEY ARE REQUIRED TO PERFORM SERVICES FOLLOWING THE INITIAL SALE. PLEASE ADVISE AND PROVIDE ANY ADDITIONAL INFORMATION TO HELP US UNDERSTAND YOUR COMMISSION PLAN AND YOUR RESPECTIVE ACCOUNTING. REFER TO THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING.

         Response:

         We have revised the disclosure on page 35 of MD&A to expand upon the discussion of our sales commission plans. While we believe that the sales commission payment streams are now more reflective of revenue recognized, they are not intended to correspond precisely with the recognition of the related revenue; rather, they correspond with the efforts of the sales force and our commitment to reward the sales force promptly after a successful sale.

         Our prior policy was to pay sales commissions in two installments: the first installment was made after the initial contract signing and the second installment was made ninety days after the contract signing. The only contingency related to these payments was that the sales person remain an employee at the time a payment was otherwise due. These payments

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Barbara C. Jacobs
December 23, 2004
Page 17

         were not contingent on future performance. Each of these payments was expensed during the period it was paid because the payments were not contingent on the customer ultimately accepting the solution or recognition of revenue. Revenue recognition is triggered by customer acceptance. That acceptance is the result of the efforts of our employees that work in areas other than sales. Because we could not make an analogy to SFAS 91 and use it as a basis for deferral, we have not deferred any of these costs.

         Similarly, when we changed our commission plans to pay commissions in four equal installments - upon contract signing, thirty days after contract signing, upon written acceptance of our solution by the customer and thirty days after written acceptance of our solution by the customer these installments were expensed as paid. As with our prior plan, none of the costs were recognized prior to the due date as we are not required to pay the amounts if the sales person is not an employee at the time the payment is due. Also, in certain circumstances, we are unable to recognize revenue upon customer acceptance based on conditions in the contract, such as specified upgrades. In these cases, commission payments are earned and paid based on occurrence of written customer acceptance even though revenue has not been recognized.

         As referenced on page 27 of our prospectus, our solution has a typical sales cycle, from the initial contact to the placing of an order, of six to nine months and sometimes much longer. This sales cycle includes many stages including product demonstrations, cost/benefit analysis presentations and various meetings with facility staff. Our commission plan is now designed not only to reward our sales people for their work through the signing of the contract, but also to keep our sales people engaged with the customer until after system acceptance has occurred. We feel that this helps our employees in the implementation process, especially in communications with the customer. We believe that our current commission payment structure helps us to achieve these goals. These payments usually are made over a period of approximately six to eight months, depending on the size of the customer installation and are recognized as expense when paid.

29. REGARDING YOUR SALES COMMISSION PLANS, EXPAND YOUR DISCUSSION TO QUANTIFY THE IMPACT THIS CHANGE WILL HAVE IN FUTURE PERIODS. SUCH A CHANGE REPRESENTS A KNOWN MATERIAL TREND THAT IMPACTS BOTH RESULTS OF OPERATIONS AND CASH FLOW.

         Response:

         We have modified the disclosure on page 35 of MD&A to quantify the impact this change will have on future periods.

30. REVISE YOUR DISCLOSURES TO DESCRIBE AND QUANTIFY EACH MATERIAL SOURCE OF REVENUE. FOR EXAMPLE, REVISE YOUR DISCLOSURES OF SUPPORT SERVICES REVENUE TO QUANTIFY THE AMOUNT OF

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Barbara C. Jacobs
December 23, 2004
Page 18

         REVENUE GENERATED FROM UP-FRONT SERVICES, SUCH AS IMPLEMENTATION AND USER ADOPTION AND ONGOING SUPPORT SERVICES SUCH AS SOFTWARE AND HARDWARE MAINTENANCE AND ONGOING CUSTOMER SUPPORT.

         Response:

         We believe that the current disclosure of revenue from system sales and revenue from support services is the proper quantification of our material sources of revenue and is meaningful to investors. Our customers buy a two part solution from us: (1) a total system that includes our software and, in a majority of cases, incidental third-party components, and (2) support services, including training and support during the installation of the system and ongoing support for the life of the contract.

31. HAS THERE BEEN AN INCREASE IN THE PRICES CHARGED FOR YOUR PRODUCTS AND SERVICES IN ADDITION TO THE INCREASE IN VOLUME? PLEASE REVISE TO CLARIFY THE EFFECT, IF ANY, OF PRICE CHANGES ON YOUR REVENUES DURING THIS AND OTHER PERIODS.

         Response:

         During the periods presented in the registration statement, prices for our products and services remained relatively stable; therefore we have focused on volume and size of installations in our MD&A explanations.

32. YOU ATTRIBUTE MUCH OF THE SIGNIFICANT GROWTH IN REVENUES TO YOUR MARKETING ACTIVITIES. IN WHAT WAYS DID YOU EXPAND YOUR MARKETING EFFORTS? EXPAND YOUR DISCUSSION ON PAGE 33 TO DESCRIBE WHAT ABOUT YOUR MARKETING ACTIVITIES ENABLED YOU TO INCREASE REVENUES.

         Response:

         We have expanded the discussion, as requested, in the first paragraph under the caption "Comparison of the Nine Months Ended September 30, 2004 and 2003".

LIQUIDITY

33. PLEASE INCLUDE A COMPLETE DESCRIPTION OF MATERIAL COVENANTS ASSOCIATED WITH YOUR SUBORDINATED DEBT AGREEMENT.

Barbara C. Jacobs
December 23, 2004
Page 19

         Response:

         We have revised the description of the subordinated notes on pages 38 and 39 of the prospectus to include a summary of material covenants.

BUSINESS

34. PLEASE CONSIDER ADDING DISCUSSION REGARDING THE SIGNIFICANCE OF YOUR RECENT ACQUISITION OF ULTRAVISUAL MEDICAL SYSTEMS CORPORATION, INCLUDING HOW THE ACQUISITION FITS WITHIN YOUR BUSINESS MODEL AND STRATEGY.

         Response:

         We have clarified that we acquired the underlying technology for UltraVisual, the advanced visualization portion of our solution, when we completed the merger with Ultravisual Medical Systems Corporation and have made additional references to this fact on pages 45 and 48. We believe this revised disclosure, when read in light of our emphasis on the importance of the UltraVisual advanced visualization software to our business model and strategy elsewhere in this prospectus, makes clear how the Ultravisual merger fits into our business model and strategy.

35. CLARIFY, IF TRUE, THAT CUSTOMERS CAN SEPARATELY PURCHASE YOUR THREE SOFTWARE PRODUCTS. ADVISE WHY YOU HAVE NOT INCLUDED DISCLOSURE PURSUANT TO ITEM 101(c)(1)(i).

         Response:

         We describe our software as having three basic building blocks, UltraStructure, UltraConnect and UltraVisual. However, it is not possible to purchase UltraStructure without UltraConnect - as these two building blocks are inseparably intertwined - and we do not offer UltraVisual as a stand-alone product. Although it is possible for a customer to purchase UltraStructure and UltraConnect without purchasing UltraVisual, since our merger with Ultravisual Medical Systems Corporation, when we began offering our archive and visualization software as a combined offering, we have had no material stand-alone sales of UltraStructure and UltraConnect that did not also include UltraVisual. Because nearly all of our sales are for the combined solution, we believe the principal product for purposes of Item 101(c)(1)(i) is the combined solution that includes UltraStructure, UltraConnect and UltraVisual.

36. YOU DISCLOSE HERE AND THROUGHOUT THE PROSPECTUS THE CONTRACTED BACKLOG FOR THE MOST RECENT PERIOD AND ITS GROWTH OVER THE AMOUNT FOR THE PREVIOUS YEAR WITHOUT INDICATING THE PORTION NOT REASONABLY EXPECTED TO BE FILLED WITHIN THE CURRENT FISCAL YEAR, IF ANY. SEE ITEM 101(c)(1)(viii).

Barbara C. Jacobs
December 23, 2004
Page 20

         Response:

         We have modified the disclosure on page 41 to address the Staff's comment.

37. PLEASE PROVIDE THE CONTEXTUAL BACKGROUND NECESSARY TO UNDERSTAND THE BASIS FOR YOUR CLAIMS THAT PACS ARE NOT ADEQUATELY MEETING THE DEMAND FOR ADVANCED VISUALIZATION AND IMAGE MANAGEMENT SOLUTIONS AND THAT YOUR SOLUTIONS ARE SUPERIOR TO PACS. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 40 DESCRIBING MORE FULLY WHAT PACS ARE AND WHAT ADVANTAGES THEY OFFER.

         Response:

         We believe the demand for our solutions is being driven to a large extent by increasing customer recognition of the limitations of a typical PACS installation that we describe on page 43 of the prospectus. We believe these limitations are important to our customers due to a number of factors that we have sought to summarize on page 42 and 43 of the prospectus, immediately preceding the paragraph that summarizes the limitations of PACS. These factors include (i) the increasing number, size and complexity of exams, which challenge many PACS because they do not easily scale to handle rapidly increasing data volume; (ii) the need for physicians across the organization to have access to advanced "3D" visualization tools, which PACS typically do not provide; and (iii) the need to integrate digital medical images into patient health records, which typical PACS installations cannot do. Particularly for a large health care organization, our solution represents an important advance over typical PACS because it is a complete solution, including its own advanced visualization tools, that can be deployed and used across the enterprise by multiple departments and devices and multiple physician specialties at multiple sites, and because it integrates more easily with multiple clinical and administrative systems. To provide the Staff with additional context and background, as well as support for our vision of the PACS industry generally, we have attached as Exhibit D to the overnight copy of this letter, copies of several recent articles discussing PACS generally and commenting on some of the limitations of current PACS offerings that we discuss in the prospectus.

38. PROVIDE SUPPORT FOR YOUR ASSERTIONS ON PAGE 40 REGARDING THE LIMITATIONS OF PACS, I.E., THAT THEY REQUIRE EXPENSIVE CUSTOM PROGRAMMING, MULTIPLE SYSTEMS MUST OFTEN BE PURCHASED, THEY DO NOT EASILY SCALE TO HANDLE THE DATA VOLUME OF CURRENT IMAGING DEVICES, THEY ARE NOT DISTRIBUTABLE ACROSS THE NETWORK EXCEPT IN A VERY RUDIMENTARY MANNER, ETC.

Barbara C. Jacobs
December 23, 2004
Page 21

         Response:

         Our description of the limitation of PACS now appearing on page 43 of the prospectus is based primarily on our general knowledge of the industry and experience with our customers discussing our solution as an alternative to other systems for the management of digital medical images. We note, however, that several of the articles we provided in response to comment 37 above discuss limitations of current PACS that are consistent with the limitations we describe.

39. THE DIAGRAM ON PAGE 40 INCLUDES IN THE CENTER CIRCLE WHAT APPEARS TO BE A LOGO BUT WHICH IS INDECIPHERABLE ON THIS IMAGE. PLEASE REVISE.

         Response:

         We have deleted the referenced design element from the diagram on page 43.

40. DESCRIBE BRIEFLY THE "PROVEN PRINCIPLES" REFERENCE ON PAGES 42 AND 49 TO DESCRIBE YOUR APPROACH TO FACILITATING USER ADOPTION OF YOUR SOFTWARE PRODUCTS.

         Response:

         We have revised the referenced disclosure, now appearing on pages 45 and 52, to clarify our approach to facilitating user adoption of our software products by referencing more clearly some of the specific project management principles we apply.

41. WE NOTE THAT MOST OF THE BUSINESS DISCLOSURE COMPARED YOUR SYSTEMS TO PACS RATHER THAN TO MANUAL FILM-BASED SYSTEMS. WOULDN'T A COMPARISON TO A WORKFLOW DIAGRAM OF HOW PACS WORK BE MORE APPROPRIATE?

         Response:

         PACS tend to have different functionality depending on the department (e.g. radiology or cardiology), the PACS vendor (e.g. PACS only vendors or modality manufacturers that offer PACS functionality) and the particular application (e.g. solely archival or with some visualization functionality). Attempting to estimate and disclose for comparison purposes what the "average" PACS accomplishes for each step in the process would likely overstate the capabilities of some PACS and understate others. We believe that film-based methodologies, which are still very common in hospitals and other health care facilities, are an appropriate baseline to use for the purpose of illustrating the capabilities.

42. PROVIDE SUPPORT FOR YOUR STATEMENTS THAT EMAGEON IS "ONE OF THE LEADING SINGLE-SOURCE PROVIDERS OF ADVANCED VISUALIZATION AND IMAGE MANAGEMENT SOLUTIONS" (PAGE 44) AND

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Barbara C. Jacobs
December 23, 2004
Page 22

         "A LEADER IN THE IMPLEMENTATION OF THE INTEGRATED HEALTHCARE ENTERPRISE
         (IHE) TECHNICAL FRAMEWORK" (PAGE 50).

         Response:

         We have modified our disclosure on page 47 to remove the reference to being one of the "leading" single-source providers. Attached as Exhibit E to the version of this letter delivered by overnight courier is information in support of our statement that we are "a leader in the implementation of the Integrated Healthcare Enterprise (IHE) technical framework."

RESEARCH AND DEVELOPMENT

43. EXPLAIN WHAT YOU MEAN BY YOUR STATEMENT THAT YOU FOLLOW "A FORMAL PRODUCT DEVELOPMENT PROCESS."

         Response:

         We have revised the disclosure on page 55 of the prospectus to include more information with respect to our formal product development process.

DIRECTOR COMPENSATION

44. ADVISE WHY YOU DO NOT INTEND TO ESTABLISH DIRECTOR COMPENSATION UNTIL AFTER THE OFFERING.

         Response:

         Our governance committee recommended and our board of directors recently approved our post-offering director compensation, and we have updated the disclosure on page 64 of the prospectus accordingly.

EMPLOYMENT AGREEMENTS

45. DISCLOSE THE GENERAL CRITERIA ESTABLISHED BY THE COMPENSATION COMMITTEE FOR ANNUAL CASH BONUSES FOR THE NAMED EXECUTIVE OFFICERS.

         Response:

         We have clarified the disclosure on page 67 of the prospectus to indicate that the relevant criteria for annual cash bonuses are subject to change from time to time, and to summarize briefly the annual bonus criteria that are currently in effect.

Barbara C. Jacobs
December 23, 2004
Page 23

RELATED PARTY TRANSACTIONS

46. PLEASE STATE THE SALARY AMOUNT RECEIVED BY JEFFREY HOFFMAN. SEE ITEM 404(a) OF REGULATION S-K.

         Response:

         We have revised the disclosure in Amendment No. 1 to indicate that Mr. Hoffman receives a salary of $82,500 per year and the same employee benefits offered to all employees of the Company.

PRINCIPAL STOCKHOLDERS

47. IDENTIFY THE NATURAL PERSON OR PERSONS WHO HAVE VOTING AND/OR INVESTMENT CONTROL OVER ASCENSION HEALTH AND HARBINGER/AURORA VENTURES, LLC. SEE INSTRUCTION 2 TO ITEM 403 OF REGULATION S-K.

         Response:

         We have revised the disclosure in Amendment No. 1 to include the names of such natural persons.

UNDERWRITING

48. PLEASE SUPPLEMENTALLY CONFIRM THAT YOU DO NOT INTEND TO HAVE A DIRECTED SHARE PROGRAM OR ELECTRONIC DISTRIBUTION.

         Response:

         We do not intend to have a directed share program, nor do we intend to distribute the prospectus for this offering electronically.

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS, PAGE F-4

49. REVISE TO PRESENT RELATED PARTY REVENUES OF THE FACE OF YOUR STATEMENTS OF OPERATIONS FOLLOWING RULE 5-03(b)(1) AND RULE 4-08(k) OF REGULATION S-X. WE NOTE THAT A SIGNIFICANT PORTION OF YOUR REVENUES WAS DERIVED FROM ASCENSION HEALTH, A BENEFICIAL OWNER OF YOUR COMMON STOCK.

Barbara C. Jacobs
December 23, 2004
Page 24

         Response:

         Based on guidelines set forth in FAS 57, Related Party Disclosures, Ascension Health does not qualify as a related party. FAS 57 lists examples of related party transactions including transactions between
         (a) a parent company and its subsidiaries, (b) subsidiaries of a common parent, (c) an enterprise and trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of the enterprise's management, (d) an enterprise and its principal owners, management, or members of their immediate families and (e) affiliates. A principal owner is defined as an "owner of record or known beneficial owner of more than 10 percent of the voting interests of the enterprise." As of December 31, 2003 and September 30, 2004, Ascension Health held approximately 6% of the voting capital stock of Emageon; therefore, our relationship with Ascension Health does not meet any of the criteria discussed above in order to be considered a related party within the meaning of Regulation S-X. In our analysis, we also considered the Staff's guidance in Part C of SEC Release 33-8350.

50. YOU DISCLOSE THAT SYSTEM SALES REVENUE INCLUDES SOFTWARE LICENSE SALES AND THIRD-PARTY COMPONENT SALES. TELL US HOW THE INCLUSION OF REVENUE FROM THIRD-PARTY COMPONENT SALES WITH REVENUE FROM SOFTWARE LICENSE FEES MEETS THE REQUIREMENTS OF REG 210.5-03 OF S-X; WHICH REQUIRES SEPARATE PRESENTATION OF NET SALES OF TANGIBLE PRODUCTS.

         Response:

         Our system sales are generally more volatile and non-recurring, while our support services are generally more recurring in nature. We believe that this distinction between revenue streams is important to investors and therefore we have separately disclosed them in our income statement. We include in system sales revenue both the software license fees and sales of third-party components. When a customer purchases our solution, we provide everything necessary for the customer to implement and use that solution. The solution includes the software components and, in a majority of cases, the third-party components. The third-party components are incidental to the software components, and we do not market them separately or on a stand-alone basis. We and our customers view this entire system as one tangible product, and therefore believe that our disclosure is appropriate under the guidance in Rule 5-03(b)(1) of Regulation S-X.

REVENUE RECOGNITION, PAGE F-10

51. FOR YOUR REVENUE RECOGNITION ACCOUNTING POLICY, PLEASE CONSIDER THE ABOVE COMMENTS RELATING TO YOUR DISCLOSURES IN MD&A AND CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

Barbara C. Jacobs
December 23, 2004
Page 25

         Response:

         We have revised our revenue recognition accounting policy consistent with our changes to MD&A and critical accounting policies and estimates.

52. YOU INDICATE IN VARIOUS PLACES THROUGHOUT YOUR REGISTRATION STATEMENT THAT YOUR SOFTWARE IS WEB-ENABLED, WHICH SUGGESTS YOU PROVIDE SOFTWARE IN A HOSTED ENVIRONMENT. YOU ALSO INDICATE THAT YOUR SOLUTION DELIVERS WEB ENABLED SOFTWARE TOOLSETS AND IMAGES TO PHYSICIANS. PLEASE CLARIFY THE NATURE OF YOUR SOFTWARE AND YOUR REFERENCES TO WEB-ENABLED. ADDRESS THE REQUIREMENTS OF EITF 00-3 IN YOUR RESPONSE.

         Response:

         We describe our software as web-enabled software because it can be hosted on our customer's hardware by our customers for use by their affiliates; therefore EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" does not apply to us. We have also modified the prospectus on page 26 to clarify this fact.

53. ON PAGE 25, YOU DISCLOSE WHAT APPEARS TO BE A UNIQUE ARRANGEMENT WITH ASCENSION HEALTH, WHERE THEY AGREED TO PAY AT LEAST $25 MILLION THROUGH JUNE 30, 2006 IN GUARANTEED FEES FOR SOFTWARE AND SUPPORT SERVICES. HELP US BETTER UNDERSTAND THE NATURE AND TERMS OF THIS ARRANGEMENT AND HOW YOU HAVE ACCOUNTED FOR REVENUES UNDER THE ARRANGEMENT. CLARIFY THE NATURE OF THE PAYMENT TERMS INVOLVED AND THE NATURE OF THE PRODUCTS AND SERVICES YOU ARE OBLIGATED TO PROVIDE. CLARIFY IF THE SPECIFIC SOFTWARE AND SUPPORT SERVICES ARE CLEARLY SET FORTH IN THE ARRANGEMENT OR IF THEY WILL BE DETERMINED AT A LATER DATE. ADDRESS HOW YOUR INTENDED ACCOUNTING COMPLIES WITH YOUR STATED POLICIES AND SOP 97-2.

         Response:

         Our agreement with Ascension Health sets forth minimum amounts of software and support services to be purchased by Ascension Ministries (hospitals or groups of hospitals) by certain dates in the future. This total amount is included in backlog as it represents guaranteed fees for software and support services from Ascension Health. The guaranteed fees relate to our software as well as software maintenance, implementation and ongoing support. The master contract includes a list of Ascension Ministries that are covered as a part of the $25 million guaranteed fee. Each of these ministries is required to sign a separate "order addendum" with Emageon detailing their specific order requirements according to average annual study volumes, third-party component needs, etc. The Ascension Health master contract sets forth a master pricing schedule and each Ministry's solution is priced according to the pricing schedule. We also have pre-established payment

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Barbara C. Jacobs
December 23, 2004
Page 26

         terms for each Ministry, which are similar to payment terms that we have with other customers. Each order addendum is signed by authorized representatives of Ascension Health, the individual Ministry and Emageon and is considered a separate contract for revenue recognition purposes. We recognize revenue related to each order addendum in accordance with our pre-determined revenue recognition policies. We are required to provide Ascension Health documentation that compares the total of the order addendums signed to date to the amounts in the commitment table sixty days prior to the committed dates in the contract. If Ascension Health fails to meet its commitments by the dates set forth in the contract, Ascension is required to remit the difference to Emageon. This payment is required to be used as a credit towards future order addendums. If any such payments are made, we will include these payments in deferred revenue and, when the payments have been allocated to a specific order addendum, will recognize revenue when the revenue recognition criteria have been met for that specific order addendum. We have only recognized revenue related to the Ascension master contract that is associated with specific order addendums and for which the four criteria for revenue recognition have been met. We believe that this is in accordance with guidance set forth in the AICPA's Technical Practice Aid 5100.50 "Definition of More-than-Significant Discount and Software Revenue Recognition" (TPA 5100.50). As stated in TPA 5100.50, the guidance in this TPA should not be applied to an option within a software arrangement that allows the customer to purchase additional copies of products licensed by and delivered to the customer under the same arrangement. The TPA allows for revenue to be recognized as the rights to the additional copies are purchased, based on the price per copy as stated in the arrangement. The TPA further states that these additional copies of delivered software are not considered an undelivered element; therefore we believe that our approach to revenue recognition related to individual order addendums is appropriate.

MERGER, PAGE F-14

54. TELL US SUPPLEMENTALLY THE FACTORS YOU CONSIDERED TO DETERMINE THE PER SHARE VALUATION OF THE COMMON AND PREFERRED STOCK YOU ISSUED IN THE MERGER WITH ULTRAVISUAL. DESCRIBE THE RECENT SALES OR PURCHASES OF SIMILAR SECURITIES, INCLUDING THE NUMBER OF SHARES, THE TRANSACTION DATES AND THE PARTIES INVOLVED.

         Response:

         In order to determine the per share valuation of the common stock issued in conjunction with the merger with Ultravisual, we used the same price at which we purchased shares of our common stock from stockholders in May 2003. We purchased 1,450,000 shares of common stock from two non-employee stockholders for $0.19 per share. This price per share was paid in cash and was based on the value of our common stock using a private sale model and the preliminary valuation ultimately used in the Series E preferred stock

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Barbara C. Jacobs
December 23, 2004
Page 27

         financing, which closed in June and July of 2003 and taking into account the liquidation preferences of the existing preferred stock.

         In order to determine the per share valuation of the Series D preferred stock issued in conjunction with the merger with Ultravisual, we used the same price at which anticipated and ultimately sold Series E preferred stock for cash to various purchasers in June and July of 2003. We sold 14,035,087 shares of Series E preferred stock to forty-two investors at $0.4275 per share. The investors in the Series E preferred stock round included new investors as well as previous investors in Emageon. Both the Series D and E preferred stock contain liquidation preferences, dividend rights and other rights to which the common stockholders are not entitled. As a result, the preferred stock was determined to be more valuable than common stock issued at the same time. At the time the Series D and Series E preferred stock was issued, we had not begun the initial public offering process and there was no certainty that we would be able to access the public markets. At that time, the valuation of the preferred stock was based on our status as a private company.

55. REVISE YOUR DISCLOSURE TO INCLUDE INFORMATION REQUIRED BY SFAS 141, PARAGRAPH 51(b). SPECIFICALLY, THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN RECOGNITION OF GOODWILL.

         Response:

         We have revised our disclosure on page F-16 in response to the Staff's comment.

LONG-TERM DEBT, PAGE F-20

56. WE UNDERSTAND THAT YOU INTEND TO REPAY THE ENTIRE $4 MILLION OUTSTANDING SUBORDINATED DEBT WITH THE PROCEEDS FROM THE IPO. REVISE HERE AND/OR IN MD&A TO INDICATE THE EXPECTED IMPACT THIS WILL HAVE ON YOUR FUTURE OPERATIONS. IN THIS REGARD, CLARIFY HOW YOU WILL TREAT ANY REMAINING DISCOUNT AT THE TIME YOU REPAY THE DEBT.

         Response:

         We have revised disclosure on pages 38 and 39 in response to the Staff's comment.

NOTE 12, STOCKHOLDERS' EQUITY, PAGE F-22

COMMON STOCK RESTRICTIONS

57. TELL US MORE ABOUT THE RESTRICTIONS ASSOCIATED WITH YOUR COMMON STOCK. CLARIFY IF THESE RESTRICTIONS APPLY TO ALL OF YOUR COMMON SHARES, INCLUDING THE COMMON SHARES SUBJECT TO PURCHASE UNDER STOCK OPTION ARRANGEMENTS WITH YOUR EMPLOYEES, AND OUTSTANDING WARRANTS. DOES THE COMPANY HAVE THE OPTION AND/OR RIGHT TO ACQUIRE THE

Barbara C. Jacobs
December 23, 2004
Page 28

         SHARES FROM THE STOCKHOLDER THAT REQUESTS CONSENT FROM THE COMPANY TO OTHERWISE DISPOSE OF COMMON SHARES (I.E., COMPANY CALL RIGHTS)? DOES THE SHAREHOLDER HAVE THE RIGHT TO REQUEST THE COMPANY TO REPURCHASE THE SHARES (I.E., PUT RIGHTS)? HAS THE COMPANY BEEN REQUESTED TO CONSIDER AND, IF SO, HAVE THEY GRANTED WRITTEN CONSENT FOR A STOCKHOLDER TO OTHERWISE DISPOSE OF THE SHARES OF COMMON STOCK? DO THE RESTRICTIONS ASSOCIATED WITH SHARES ISSUED TO AND HELD BY YOUR EMPLOYEE DIFFER FROM SHARES ISSUED TO AND HELD BY OTHER THIRD PARTIES? PLEASE ADVISE AND PROVIDE US ANY ADDITIONAL INFORMATION TO HELP US UNDERSTAND THE NATURE OF THE RESTRICTIONS ASSOCIATED WITH YOUR COMMON STOCK.

         Response:

         The restrictions associated with our common stock arise out of our Amended and Restated Stockholders Agreement, to which substantially all of our common stockholders and all of our preferred stockholders are parties. Our employee options do not contain put or call rights. Our stock option agreements with employees do not require them to join the Stockholders Agreement in order to exercise stock options. The holders of warrants to purchase shares of common stock are not required by the terms of the warrants to join the Stockholders Agreement as a condition to exercising their warrants, with the exception of one holder of a warrant to purchase 250,000 shares and one holder of a warrant to purchase 50,000 shares that are each so obligated.

         Under the Stockholders Agreement, all transfers of common shares held by a party to the Agreement must be made in accordance with certain right of first offer provisions, as further described below, unless the transfer is made (i) in a transaction not involving a change in beneficial ownership, (ii) in certain transactions involving distributions without consideration by a partnership or limited liability company, (iii) to a trust for the benefit of the transferor or his or her family, (iv) by gift, will or intestate succession to a spouse, lineal descendant or ancestor, or (v) to any person or entity that directly or indirectly, through one or more intermediaries, has control of or is controlled by, or is under common control with the transferor. Any proposed transfer not falling into one of these categories may occur only after the transferor has offered the shares first to Emageon, and then to the other parties to the Stockholder Agreement, on the same terms as those of the proposed transfer. Also in the event of any sale of shares to a third party, each preferred stockholder that is a party to the Stockholders Agreement has the right to participate in such sale on a pro rata basis. Transfers to our competitors or their affiliates are prohibited, and parties to the Stockholders Agreement are prohibited from pledging or granting a security interests in their shares, other than in connection with loans to purchase the shares, without the consent of the holders of 60% of the outstanding shares of all series of our preferred stock other than our Series A Preferred Stock, voting together as a single class. The Stockholders Agreement also includes provisions that require all of the parties to vote in favor of a sale of

Barbara C. Jacobs
December 23, 2004
Page 29

         Emageon that is approved by the holders of 60% of the outstanding shares of all series of our preferred stock other than our Series A Preferred Stock, voting together as a single class on an as-converted basis. The Agreement also includes various other provisions requiring the parties to vote their shares in support of an agreed-upon corporate governance structure.

         These various restrictions have not been described in the financial statements or otherwise in the prospectus because we do not consider them to be material in light of the fact that the Stockholders Agreement will terminate upon the consummation of the offering.

58. WE NOTE THAT YOU HAVE PURCHASED TREASURY STOCK DURING 2003. CLARIFY THE TERMS UNDER WHICH YOU REPURCHASED THESE SHARES. IDENTIFY THE PARTIES INVOLVED AND CLARIFY WHETHER ANY OF THE SHARES WERE REPURCHASED FROM EMPLOYEES.

         Response:

         In May 2003 we purchased 750,000 shares of our common stock at a price of $0.19 per share from our stockholder Dr. Bart Guthrie, and 700,000 shares at the same price from our stockholder Marc Guthrie. This price per share was paid in cash and was based on the value of our common stock using a private sale model and the valuation from the Series E Preferred Stock financing, which occurred in June and July of 2003. Neither of these stockholders, who are brothers, has ever been employed by the Company. The repurchase of these shares at this price was approved by the Board of Directors by unanimous written consent on May 8, 2003. The repurchase was negotiated in April and May 2003 and was not subject to any prior agreement between the parties.

WARRANTS, PAGE F-27

59. CLARIFY IF THE FAIR VALUE OF $.95 AND $.82 ASSOCIATED WITH YOUR WARRANTS REPRESENT THE FAIR VALUE OF THE WARRANTS OR THE UNDERLYING COMMON STOCK. IF THIS IS THE FAIR VALUE OF THE WARRANTS, SUPPLEMENTALLY TELL US AND REVISE TO DISCLOSE THE ASSUMED FAIR VALUE OF THE UNDERLYING COMMON STOCK.

         Response:

         We have revised our disclosure on page F-28 to address the Staff's comment.

60. REVISE YOUR DISCLOSURE TO INDICATE THE REASONS THE WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE FOR 4.5 MILLION COMMON STOCK WARRANTS IS UNDETERMINABLE.

Barbara C. Jacobs
December 23, 2004
Page 30

         Response:

         We have revised our disclosure on page F-28 to address the Staff's comment.

STOCK OPTIONS, PAGE F-28

61. PROVIDE A SCHEDULE OF ALL STOCK OPTIONS AND EQUITY RELATED TRANSACTIONS (I.E. WARRANTS) GRANTED OR ISSUED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND ON THROUGH THE DATE OF THIS LETTER THAT SHOWS IN CHRONOLOGICAL ORDER, (a) THE DATE OF GRANT OR ISSUANCE, (b) OPTIONEE,
         (c) EQUITY HOLDER, (d) NUMBER OF OPTIONS OR SHARES GRANTED, (e) EXERCISE PRICE, (f) THE DEEMED FAIR VALUE OF THE UNDERLYING COMMON STOCK AND THE AMOUNT OF DEFERRED COMPENSATION RECOGNIZED. SUPPLEMENTALLY EXPLAIN, IN DETAIL, THE RATIONALE SUPPORTING YOUR ESTIMATE OF FAIR VALUE. FOR OPTIONS GRANTED OR SHARES ISSUED DURING THE YEAR PRECEDING THE FILING OF THIS REGISTRATION STATEMENT DISCUSS AND QUANTIFY THE IMPACT OF THE COMPANY'S FAIR VALUE OF ANY EVENTS WHICH OCCURRED BETWEEN THE DATES THE EQUITY ISSUES WERE GRANTED MID THE DATE THE REGISTRATION STATEMENT WAS FILED. YOUR RESPONSE SHOULD CLEARLY INDICATE THE REASONS FOR ANY DIFFERENCE BETWEEN THE FAIR VALUE AT THE TRANSACTION DATE AND THE IPO PRICE RANGE.

         Response:

         The strike price of our stock options is determined by our Board of Directors based on information regarding recent issuances of our stock, marketplace data and other pertinent information and with the intent that the strike price be equal or greater than the fair value of our common stock at the date of grant. The strike price is adjusted when circumstances arise that would lead the Board of Directors to believe that there has been a material change (either upward or downward) in the value of our common stock. During 2003, we priced our options at $0.57, which had been significantly higher than what the board believed the fair value of our common stock to be based on a liquidation/private sale model developed by the Company as well as other factors including an external valuation in June 2003. One reason the value of our common stock in a liquidation/private sale model was assumed to be much lower than the ultimate price that might be achieved in an initial public offering is that there are substantial preferences in the preferred stock that would be paid in a sale or liquidation before any value was received by the common stockholders. At the beginning of 2004, the Board of Directors adjusted the strike price of stock options to $0.67 per share because they began to contemplate an initial public offering and because the Company had experienced rapid growth in 2003.

         In October and November 2004, the Board of Directors adjusted the strike price of new stock options to $0.87 per share as a result of the increased likelihood of filing a registration statement related to an initial public offering while still considering the substantial preferences in the preferred stock and as a result of new customer contracts that the Board

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Barbara C. Jacobs
December 23, 2004
Page 31

         of Directors believed significantly increased the fair value of our common stock. With respect to all of the options granted in 2004, another reason that the expected IPO price range is higher than the fair value as determined by the Board of Directors at the time of grant of the options is the increase in the enterprise value that results from the Company becoming a public company with greater liquidity of our common stock.

         In preparing our financial statements, for the nine months ended September 30, 2004, we recognized that our methodology for determining fair value is not definitive as we had no firm outside indications of the fair value of our stock (i.e., no purchases or sales to third parties since June 2003) and only limited discussions with third parties regarding valuation of the Company in connection with possible private investments in the Company. We did, however, have the benefit (in hindsight) of the general parameters of our initial filing through discussions with our investment bankers. We used this estimate of our expected IPO price range and applied it to our analysis of the value of stock options for the nine months ended September 30, 2004.

         We have provided the requested information on the spreadsheet included as Exhibit F to the version of this letter delivered by courier that sets out the requested information.

62. RECONCILE YOUR STATEMENT ON PAGE F-28 THAT STOCK OPTIONS CANNOT BE GRANTED FOR LESS THAN THE FAIR VALUE OF THE COMMON STOCK ON THE GRANT DATE WITH YOUR STATEMENT ON PAGE F-29 THAT DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2004, OPTIONS WERE GRANTED AT EXERCISE PRICES LESS THAN THE MARKET VALUE OF THE COMPANY'S STOCK ON THE DATE OF GRANT. DESCRIBE WHAT EVENTS OR CONDITIONS EXISTED TO PERMIT THE ISSUANCE OF STOCK OPTIONS AT LESS THAN THE MARKET VALUE OF THE COMPANY'S STOCK.

         Response:

         We have revised the language to eliminate the apparent inconsistency between the language now appearing on page F-29 and the language now appearing on F-30. The factors that existed during the referenced period are discussed above in response to comment 61.

SEGMENT DISCLOSURES

63. SINCE YOU SELL THREE MAJOR SOFTWARE PRODUCTS (ULTRA VISUAL, ULTRASTRUCTURE AND ULTRACONNECT), REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 37 OF SFAS 131.

         Response:

         Based on guidelines set forth in FAS 131, Disclosures about Segments of an Enterprise and Related Information, paragraph 27 states that "an enterprise shall report the revenues from external customers for each product and service or each group of similar products and

Barbara C. Jacobs
December 23, 2004
Page 32
         services unless it is impracticable to do so." Based on information provided to you in response to your comment 35 regarding our products, we do not believe that the disclosure of this information would be meaningful. Because we nearly always sell our products together as a solution, we believe that providing an allocation of our product revenues would be arbitrary because the software prices ordinarily are negotiated in a single solution package. Given our determination that any such allocation would be arbitrary and potentially misleading, we believe it is impracticable to divide our business into artificial segments. Accordingly, we have not included this disclosure in our financial statements.

EXHIBITS

64. WE ARE UNABLE TO LOCATE COPIES OF THE SUBORDINATED DEBT AGREEMENT, STOCKHOLDERS' AGREEMENT, AND MARKET PROMOTION AGREEMENT WITH ASCENSION. PLEASE ADVISE. SEE ITEM 601 OF REGULATION S-K.

         Response:

         As noted above, all of the outstanding subordinated debt will be repaid in full upon the consummation of the offering. Accordingly, we do not believe that the terms and conditions of the subordinated debt are material to investors or that the associated agreements are required to be filed as exhibits under Item 601 of Regulation S-K. Similarly, the Stockholders Agreement will terminate upon the closing of the offering and therefore was not considered to be a material agreement that would be required to be filed with our registration statement. Finally, we carefully considered the Market Promotion Agreement and determined that it is not material for purposes of Item 601(a)(10) of Regulation S-K and need not be filed.

                                    * * * * *

             The Staff is requested to direct any questions regarding Amendment No. 1 and the responses made in this letter to the undersigned at (404) 815-6565 or to Matthew Morrison at (404) 815-6016.

             Thank you for your assistance and prompt attention to this matter.

                                             Sincerely,

                                             /s/ Daniel T. Falstad

                                             Daniel T. Falstad


Cc:  Maryse Mills-Appenteng
     Steven Williams
     Lisa Mitrovich
     W. Randall Pittman
     Craig A. Parker